

June 1, 2011

Via E-mail
Xincheng Gao, Chief Executive Officer
China Integrated Energy, Inc.
Dongxin Century Square, 7th Floor
Hi-Tech Development District, Xi'an Shaanxi Province
People's Republic of China 710043

> **Re: China Integrated Energy, Inc.**
> **Item 4.01 and 4.02 Form 8-K**
> **Filed May 2, 2011**
> **File No. 001-34390**

Dear Mr. Gao:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief

cc: Ms. Tahra T. Wright